Exhibit 99.4

1 2 3 4 5 6 Preserving and maximising value creation – our integrated value chains South Africa and aluminium wax and aluminium Other Slovakia, Austria, United https://www.sasol.com/investor-centre/reporting/other-market-updates/new-operating-model Regions Secunda Mozambique Regions Qatar Regions Sasolburg For more detail refer to our website, www.sasol.com https://www.sasol.com/investor-centre/reporting/other-market-updates/new-operating-model Sasol Integrated Report 2021 NELC12 D:20210915220317+02'00'9/15/2021 1:03:17 AM --------------------------------------------Delete section indicator NELC12 D:20210915220330+02'00'9/15/2021 1:03:30 AM --------------------------------------------Delete page number and report name 8 Crude oil National Petroleum Refiners of South Africa (Pty) Ltd (Natref) Electricity Coal Rest of world Natural gas Gas-to-liquids (GTL) ENERGY Gas Fuels Coal Coal-to-liquids (CTL) Southern Africa Regions Secunda, Sasolburg Regions United States Louisiana, Texas, Arizona, Pennsylvania Regions Germany Brunsbüttel, Hamburg, Marl Italy Augusta, Terranova, Sarroch ChinaNanjingFor more detail refer to our website, www.sasol.com Kingdom Coal and gas from Energy Operations Ethane, kerosene Ethylene, kerosene, Chemicals Eurasia Performance Solutions Essential Care Chemicals Chemicals America CHEMICALS Chemicals processes Base Chemicals Advanced Materials Chemicals Africa Market – supplying customers globally Produce – leveraging unique technologies Source – feedstock BUSINESS MODEL We are a customer-focused organisation, providing energy and chemicals solutions based on our unique proprietary technology. We source, produce and market a range of high-value products around the world, creating value for our shareholders, customers and other stakeholders. Our integrated value chains, centered on our coal-to-liquids (CTL), gas-to-liquids (GTL) and chemical processes, are at the heart of our differentiated value proposition. As we transition and reinvent our business in order to become more sustainable, we will continue to embrace the benefits of our integrated value chains as well as improve our processes in ways that ensure safe, reliable and efficient operations with reduced environmental impact.